INVEST IN **NXT WATER, MAKERS OF AKESO**

Innovators in Science-Backed Ultra Functional Beverages: CBD & Plant Powered Hydration

PITCH VIDEO INVESTOR PANEL


NXT WATER CO.
AKESO
INNOVATORS IN SCIENCE-BACKED ULTRA FUNCTIONAL BEVERAGES
Mark Messier
AKESO Brand Captain
6x Stanley Cup Winner & NHL Hall of Famer

akesowater.com Las Vegas NV

Food | Alcohol | Technology | Lifestyle | Eating and Drinking

LEAD INVESTOR

Geoff Schneider Cava Capital, Founder and Managing Partner

NXT Water (Akeso) has an industry best product, great team and significant intellectual property in the blending of the broad spectrum hemp product and a world class distribution team to help drive sales at retail. We believe Akeso has the inside track on being the leading brand in a giant, emerging category. We believe the upside return on this investment are significant given the intense interest the major beverage brands have expressed. There will be a ton of consolidation in this industry and those with the best brands and infrastructure will be best positioned to benefit.

Invested $500,000 this round & $600,000 previously

Highlights

1. Cava Capital and Mark Messier backed with $1.6M invested to date
2. Seasoned executives from beverage (PepsiCo, Diageo), Tech (Microsoft), sports & entertainment (Live Nation, Dick Clark)
3. All natural ultra functional beverages for mind and body performance and recovery
4. Launched with leading national distributor, RNDC who operates in 38 markets in the US
5. Only 100% verifiable food or beverage through StrainSecure blockchain platform visible to consumer via on pack QR code

Proprietary nano-encapsulation process for oil-based botanicals that results in 6X absorption
5. Only 100% verifiable food or beverage through StrainSecure blockchain platform visible to consumer via on pack QR code

6. Proprietary nano-encapsulation process for oil-based botanicals that results in 6X absorption vs. conventional methods

Our Team



Todd Waks CEO, NXT Water

30+ year senior executive from Sports & Entertainment and the former SVP of Global Alliances for SFX Sports, Live Nation & Dick Clark Productions.

After a long and stressful career in Sports & Entertainment, I contracted metastatic Melanoma and given a dire prognosis. Thankfully, I recovered but became obsessed with wellness and introduced to the healing power of Hemp. After developing our proprietary formulation for Akeso it became my life's mission to spread the gift of wellness.



Anna Geller COO, NXT Water

12 years of beverage experience with PepsiCo and DFWS in strategy, M&A and operating roles. Supported the launch and accelerated growth phase of 50+ beverage brands and over 200+ line extensions. Previously in private equity/Investment banking.



Tommy Stephenson CIO/CTO, NXT Water

Stephenson is Chief Executive Officer of Heated Details Inc., a Seattle-based design and development agency he founded, which provides services to Fortune 500 companies, including Microsoft, Google/YouTube, Starbucks and Mercedes Benz.



Mark Messier AKESO Brand Captain

Messier is a 6x Stanley Cup Winner & NHL Hall of Famer having played a quarter of a century in the NHL with the Oilers, Rangers, and Canucks and then served as the General Manager of the Rangers.



Tony Kalich Head of National Sales & Distribution

30+ year senior beverage executive. The former SVP of Distributor Relations and Sales Capabilities at DFWS where he led their route to market strategies and development of their sales force capabilities.



Kevin McCarthy Head of Marketing

Kevin has over 25 years of experience in sales and marketing in the Beverage Alcohol industry and Cannabis including at Pernod Ricard, Allied Domecq and Bacardi..

We are innovators in Science-Backed Ultra-Functional Beverages.


COMPETING AT A HIGH GROWTH INTERSECTION
AKESO
NXT
2024 Market Size Forecast & 5 Year CAGR
CBD Products
$16B / 60% CAGR
Plant Based Alternative Food & Bev
$9b / 13%
Water
$27B / 6% CAGR
AKESO
Cold Pressed Juice
$1bn / 7%
Sports & Performance Drinks
$13b / 6%

The Problem

Health and wellness is everyone's top priority today but we are busier than ever and seek simple ways and natural ways to improve both mind and body health. More than ever we rely on beverages to be functional and provide both taste and nutrients. However most of the leading plant botanicals, vitamins and minerals often have an unpleasant flavor that requires sugar and calories to cover up the taste and many are most effective as an oil which doesn't mix with water.


THE PROBLEM
AKESO
NXT
For over 55 years, physically active adults have been trained to think that it was ok for a Functional Sports Performance Beverage to be unnatural, artificially colored, artificially flavored, sugar-laden junk in a bottle.
Moreover, 99% of the same active adults prefer WATER as their exercise beverage of choice.



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Our Solution



UNTIL NOW...
AKESO
AKESO POWERED HYDRATION
We developed a great tasting ultra functional water line with the natural healing properties of plant botanicals, vitamins, minerals and electrolytes, to support mind and body performance and recovery – named AKESO after the Greek Goddess of Healing
FUEL
Better workouts or work days—fuel your body and mind so you can perform your best.
PROTECT
Reduce stress and inflammation to protect your immune system.
REVITALIZE
Restore your essential systems to optimize mind and body function.
BODY+ MIND
FUEL TO ENJOY.
PERFORM. NO LIMITS.
PERSEVERE IN MIND.
PROTECT TO LAST.
REVITALIZE FOR LIFE.

We started by the company with the mission to master the most challenging ingredient first and that was hemp. Our first product, Akeso CBD Powered Hydration + Electrolytes is the first and only to successfully extract a broad spectrum of cannabinoids from organically grown hemp and infuse the oil into water without compromising the taste and clarity using our proprietary nano-encapsulation process. The product contains four (4) cannabinoids (CBD, CBDA, CBG, CBN) designed to help the body fight inflammation, stress and anxiety naturally. Every other competitor in the market has to cover up the taste of hemp and the cloudiness of the liquid with flavor, sugar and opaque packaging. This process can be applied to many other nutrients.

We also developed an **Immunity and Endurance** SKU (no CBD) with more potency of Zinc & Vitamin D than any other beverage on the market -- and a blend of other vitamins, minerals and herbs that support immune and respiratory systems while still maintaining the great taste of water and 0 calories.

Our proprietary emulsion enables ~ 6x greater absorption of nutrients into the blood stream while maintaining the pure water taste and zero calories!



NXT'S PROPRIETARY NANO-ENCAPSULATION PROCESS DRIVES 6X GREATER ABSORPTION
AKESO
NXT Water & Riviera Beverages, a CA manufacturer, co-developed the process to extract and infuse plant materials in the oil form into water while maintaining the 100% pure water taste and clarity; NXT owns all IP.
The initial focus was the hemp plant – the most challenging of plants -- Successfully created the first 100% pure-tasting Broad Spectrum CBD water
Applied its process IP to other plant botanicals and fat-soluble vitamins and minerals.
NXT WATER CO.
RIVIERA
Our emulsion process creates a competitive advantage
Enhanced nutrient absorption / bioavailability: ~90% absorption vs 15-40% for competitors
Longer shelf stability: 12-18 months shelf stability
Pure water taste and no artificial additives or preservatives
Conventional Plant Oil
(Original Stage)
~15% Absorption
Liposome Encapsulation
(Competitors technology)
~40% Absorption
Nano Encapsulation
~90% Absorption
CONFIDENTIAL

We are the first beverage to provide 100% transparency via blockchain platform.


FULLY VERIFIABLE FROM SEED TO SALE
AKESO
NXT WATER CO.
The first beverage to use StrainSecure blockchain-verified ingredient scanning.
Gives consumers 100% confidence in the quality and quantity of the ingredients in that bottle through a scan of the on pack QR code
StrainSecure
Meanwhile...our competitors:
Use water-soluble CBD Isolate, which loses potency within weeks of bottling.
Tested products that delivered CBD as advertised within a 20% margin
edibles
inhaled
topicals
capsules
water
7/10 products
4/10 products
4/11 products
1/4 products
0/4 products
Source: Leafly, November 2019 product tests
Mountjoy Sparkling
CBD claimed: 10 mg
CBD delivered: 0.0 mg
Living Water
CBD claimed: 10 mg
CBD delivered: 0.0 mg
FRESH Water
CBD claimed: (none)
CBD delivered: 0.0 mg

Both our existing CBD product and upcoming Immunity + Endurance SKUs are in a class of their own.


OUR IP ALLOWS AKESO TO BE IN A CLASS OF ITS OWN IN CBD
AKESO
Carbonated water is $2bn
Still Water is 4x bigger
Carbonated
Still Water
Akeso maintains potency and stability for 12 months - Product in cans loses potency in <3 months.
Broad Spectrum
Isolate
Tested by Leafly with 0 CBD content.
Tested by Leafly with 0 CBD content.

AKESO IMMUNITY & ENDURANCE LEADS IN POTENCY WHILE MAINTAINING PURE WATER TASTE

Only beverage that nano-emulsifies to improve absorption and thus efficacy of product by up to 6x
Only one with meaningful immunity & respiratory system boosting properties with 0 sugar/calories

	AKESO	Immunity Aid	Vitamin Water Defense	Cloud Water	Nestle Pure Life	Propel + Zinc	Life Water Protect
Zinc (% of RDA)	180%	180%	34%	100%	32%	20%	18%
Vit D3 (% of RDA)	100%	75%	✗	100%	✗	✗	✗
Elderberry	✓	✗	✗	✗	✗	✗	✗
Astragalus Root	✓	✓	✗	✗	✗	✗	✗
Andrographis	✓	✗	✗	✗	✗	✗	✗
Osha Root	✓	✗	✗	✗	✗	✗	✗
Electrolytes (mg)	300	300	✗	✗	✗	200	✗
Calories	0	40	120	20	0	0	0
Sugar (grams)	0	7	32	5	1	0	0

Built to fit into a beverage strategic's concentrate model with a "black box" component to seamlessly integrate and scale with additional partner production lines while protecting our IP. We are able to offer a national beverage strategic (i.e. PepsiCo, Arizona, Coke, Nestle) exclusive rights to concentrate to use for their own beverages to secure investment and national distribution for Akeso (discussions in progress).

While Hemp was made federally legal in 2018, Covid-19 drove delays in the FDA fully regulating CBD infusion into beverages. That has hindered our ability to quickly ramp up distribution as many national chains were waiting for FDA regulation. We expect FDA to provide oversight in the near future but are not waiting and neither are the biggest markets in the US as state level regulation has

been put in place in the markets representing the majority of volume including CA, NY, FL, TX, IL, NV, OR and many others. We are also expanding our portfolio of wellness beverages with non -CBD SKUs to open up marketing and retail opportunities which will create an accelerated expansion opportunity to the CBD SKU.

After initial delays driven by covid and production challenges we launched officially in February of 2021 and in the first few months built 500 points of distribution and over 400 online orders with no marketing spend.

We secured a distribution agreement with leading national distributor, RNDC effective October 27, 2021.

We are launching with RNDC in CA, FL and OR between October and November and then planning national expansion in early 2022. RNDC operates in 38 markets primarily in wine, spirits and beer distribution but along with other players in this space, has aggressively answered the CBD category. AKESO is the only pure tasting, non flavored/sparkling CBD beverage in their CBD portfolio.

6x Stanley Cup Champion and NHL Hall of Famer, Mark Messier joined as our Brand Captain and investor this January. We are also backed by highly credible members the medical community, health, wellness and fitness experts and other professional athletes.



MARK MESSIER
• NXT Water Equity Partner & Brand Captain
• Mark is a 6x Stanley Cup champion and 15x NHL All-Star, and in the Hockey Hall of Fame
JAMES LAVALLE, RPh, CCN, MT
• Clinical pharmacist and board certified nutritionist
• Bestselling author of 40 books related to integrative therapies
• Founder of the LaValle Metabolic Institute
• Advisory Board Member for NXT Water
STACEY GRIFFITH
• Founding Master Ride Instructor for Soul Cycle
• Global fitness/wellness Icon...66,000 IG followers
• Advisory Board Member for NXT Water
CURRENT & FORMER PROFESSIONAL ATHLETES
• Mark Messier is the first of several intended collaborations with celebrity athletes from the major sports leagues
BRAND OVERVIEW | CONFIDENTIAL

We have built a professional sales team and activation plans for digital, retail and fitness channels.



CONSUMER AND COMMERCIAL ACTIVATION
AKESO
Targeted marketing to drive awareness with~ 500K targeted consumers
Peloton magazine
Outside
MINDBODY
WHEELS UP
FUEL YOUR EFFORTS
CLEAN & NATURALLY
FOR PURE PERFORMANCE
RECOVER REPEAT
Sampling to drive liquid to lips in retail, fitness and at events
XPT
Q320 BRAND OVERVIEW | CONFIDENTIAL
10

Largest beverage players rely on acquisitions for growth. Valuations at high multiples of Revenue (6-10x+ Revenue).

WHY NOW?

We are at a tipping point on the regulatory environment for CBD making it a very attractive time to get in. While Hemp was made federally legal with the 2018 Farm Bill, the FDA has not yet provided national oversight over the infusion of hemp-derived CBD into food and beverages. FDA guidelines were delayed by the COVID pandemic. National regulation is imminent and the top 3 wine & spirits distributors have all launched CBD beverages between this summer and fall now that the key markets representing the majority of volume have put in place state level regulations.

Investing just ahead of FDA regulation is the perfect time to get in before the valuations jump up on the back of the official announcement. It is also expected to be the start of tremendous acquisition and joint venture activity in the space.

Fox 5 Good Day New York Akeso & Mark Messier Announcement Video

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Downloads

Akeso InvestorOverview7.10.2021WF.pdf